UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

GOLD RESERVE INC.

(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

38068N108

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No 38068N108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,804,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,804,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,804,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,804,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Raymond A.D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,804,300 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,804,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No 38068N108	Page 5 of 11 Pages

This Schedule 13D (the “Schedule 13D”) is filed on May 12, 2005 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French.

Item 1. Security and Issuer

This Schedule 13D is filed with respect to the Class A common stock no par value (“Common Stock”) of Gold Reserve Inc., a Yukon Territory (Canada) corporation. (“Gold Reserve” or the “Company”). The principal offices of Gold Reserve are located 926 West Sprague Avenue, Suite 200, Spokane, Washington 92201.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French., who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities, and is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A.D. French is a citizen of the Republic of Ireland whose address is Delaporte Point TH3, Box CB 13016, Nassau, Bahamas. Mr. French is a company director and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com.

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

CUSIP No 38068N108	Page 6 of 11 Pages

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Strongbow used working capital to fund the purchases of 50,000 shares of Common Stock on May 5, 2005 which purchase necessitated the filing of this Schedule 13D. The amount of funds used to fund such purchase was $179,500.

CUSIP No 38068N108	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

The Filing Parties purchased the Common Stock based on the Filing Parties’ belief that the Common Stock represented an attractive investment opportunity. The Filing Parties intend to review their investment in the Company on a continuing basis and, depending on the results of that review, market conditions and other investment opportunities available to the Filing Parties, they may increase or decrease their investment in the Common Stock. In addition, the Filing Parties may communicate with management, the Board of Directors and other shareholders regarding the Company’s strategic alternatives. No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on May 12, 2005:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[1]
Strongbow	1,804,300	5.2%
SCM	1,804,300	5.2%
Raymond A.D. French	1,804,300	5.2%

(b) Strongbow has shared power to dispose or direct the disposition of 1,804,300 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 1,804,300 shares of Common Stock.

Raymond A.D. French has shared power to dispose or to direct the disposition of 1,804,300 shares of Common Stock.

(c) The following table sets forth transactions with respect to the Shares during the past 60 days by the Filing Parties. Set forth below are the transaction date, average price per share and number of shares traded. The transaction set forth below was a negotiated private purchase.

Strongbow

NO. OF SHARES	DATE	AVERAGE PRICE PER SHARE
35,000	3/15/05	$4.40
6,800	3/30/05	$3.61
130,000	3/31/05	$3.90
2,000	4/11/05	$3.70

[1]	Computed on the basis of 34,649,819 shares of Common Stock outstanding as of April 14, 2005 as set forth in the Notice of Annual and Special Meeting of Shareholders of the Company, filed with the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) on May 4, 2005.

CUSIP No 38068N108	Page 8 of 11 Pages

NO. OF SHARES	DATE	AVERAGE PRICE PER SHARE
75,000	4/12/05	$3.69
175,000	4/13/05	$3.74
25,000	4/20/05	$3.60
10,000	4/25/05	$3.50
60,000	5/04/05	$3.54
50,000	5/05/05	$3.59
5,000	5/06/05	$3.55
10,000	5/09/05	$3.57
10,000	5/10/05	$3.52
10,000	5/11/05	$3.53

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

1. Joint Filing Agreement, dated May 12, 2005.

CUSIP No 38068N108	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2005

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

RAYMOND A.D. FRENCH

By:	/s/ Raymond A.D. French

CUSIP No 38068N108	Page 10 of 11 Pages

Exhibit Index

99.1.    Joint Filing Agreement, dated May 12, 2005.